EXHIBIT 99.3
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[LOGO - ABITIBI CONSOLIDATED]

                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)

       ABITIBI-CONSOLIDATED REPORTS IMPROVING RESULTS IN THE FIRST QUARTER Higher newsprint prices and lower overall costs help mitigate C$ strength


Q1 2004 HIGHLIGHTS

o    Sales of $1.355 billion

o    EBITDA of $142 million before closure costs

o    Newsprint costs down $23/tonne

o    Value-added papers costs down $32/tonne

o    Lumber duties of $23 million

MONTREAL, APRIL 23, 2004 - Abitibi-Consolidated Inc. reported today a first quarter loss of $31 million compared to net earnings of $180 million recorded in the first quarter of 2003 and a loss of $81 million in the fourth quarter of 2003. Included in the quarter's results was an after-tax loss of $35 million on the translation of foreign currencies, mainly the Company's U.S. dollar-denominated debt (compared to an after-tax gain of $239 million in the first quarter of 2003), and an after-tax gain of $70 million from the sale of its remaining 25% stake in SFK Pulp General Partnership.

Although not a GAAP-measure, the loss would have been $65 million, or 15 cents per share, before the impact of foreign currency translation and other specific items in the first quarter. This compares to a loss of $91 million, or 21 cents a share, in the first quarter of 2003. (see Table 1 of MD&A)

The operating loss from continuing operations in the first quarter (which include $7 million of closure costs) was $17 million compared with $36 million in the same quarter of 2003. The improvement year-over-year, despite a stronger Canadian dollar, is mainly attributable to higher U.S. dollar selling prices and lower operating costs in all segments. (see Table 2 of MD&A)

"Prices for all of our products continue to improve and, as a result, our EBITDA before closure costs was up more than 40% from the fourth quarter of 2003," said President and Chief Executive Officer, John Weaver. "The recent newsprint price increase is evidence that the supply and demand picture in North America has found balance. More recently, market demand is improving and anecdotal evidence in the publishing community as well as our own order book suggests that we will continue to be sold out in Q2."

Apart from what has already been indefinitely idled, the Company operated its mills at full capacity in the first quarter, taking no market-related downtime in North America. The Company's newsprint inventories were flat at the end of the quarter compared with year-end levels.


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CURRENCY

Compared to the first quarter of 2003, the Canadian dollar was 15% stronger against the U.S. dollar in the first three months of 2004. The Company estimates the negative impact of this year-over-year appreciation on its operating results to be approximately $69 million.

PANASIA

PanAsia, a 50-50 joint-venture, recorded net earnings of US$10 million and EBITDA of US$31 million in the first quarter of 2004, on sales of US$229 million. Construction at PanAsia's new Hebei, China newsprint mill, got underway during the quarter as well.

CAPEX

Capital expenditures during the quarter were $69 million, as the project to convert the Alma, Quebec newsprint mill to produce Equal Offset(R) (EO) nears its final stages. The machine has been stopped for final construction changes and will begin ramping up in the next couple of months towards its EO capacity of 230,000 tonnes. The Company also continued its hydro modernization project at Iroquois Falls, Ontario.

COVENANTS

The Company met its original interest coverage covenant of 1.25x for the first quarter, recording an interest-to-EBITDA coverage ratio of 1.29x on a twelve-month rolling basis. However, early in the quarter and as a measure of prudence, the Company requested, and obtained, an amendment to its interest coverage covenant, which was reset to 1.00x for both the first and second quarters of 2004. (see Table 3 of MD&A)

LABOUR NEGOTIATIONS

On January 22, 2004, the Communications, Energy and Paperworkers Union of Canada
(CEP) selected Abitibi-Consolidated as the pattern-setting employer in the upcoming negotiations in Eastern Canada for a new collective agreement. Significant progress has been realized since negotiations began. This collective agreement covering approximately 4,800 workers in 12 mills of the Company's newsprint and value-added divisions will expire on April 30, 2004. Local issues and contract language are completed in eleven of the twelve operating units covered by the 2004 negotiation and should be completed in the coming weeks. Thereafter, negotiation on major issues such as the duration of the collective agreement, wages, benefits, pension plan and job security will start at the national level.

A conference call hosted by management to discuss quarterly results will be held today at 9 a.m. (Eastern time). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of CAN$5.4 billion in 2003. With 15,000 employees, excluding PanAsia, the Company does business in more than 70 countries. Responsible for the forest management of 17.5 million hectares, Abitibi-Consolidated is committed to the sustainability of the natural resources in its care. The Company is also the world's


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largest recycler of newspapers and magazines, serving 17 metropolitan areas with more than 11,200 Paper Retriever(R) collection points and 14 recycling centres in Canada, the United States and the United Kingdom. Abitibi-Consolidated owns or is a partner in 27 paper mills, 21 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand.

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CONTACTS:

INVESTORS                                   MEDIA
Lorne Gorber                                Marc Osborne
Manager, Investor Relations                 Manager, Corporate Communications &
(514) 394-2360                              Media Relations
                                            (514) 394-2340



FORWARD-LOOKING STATEMENTS

This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.



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